IceCure Medical Ltd.

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

July 3, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	IceCure Medical Ltd. (CIK 0001584371)
Registration Statement No. 333-288062 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

IceCure Medical Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on July 9, 2025 at 5:15 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Eric Victorson, Esq. of Sullivan & Worcester LLP at (212) 660 3092 and that such effectiveness also be confirmed in writing.

Very truly yours,

IceCure Medical Ltd.

By:	/s/ Ronen Tsimerman
Ronen Tsimerman, Chief Financial Officer